SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Verso Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

92531L207

(CUSIP Number of Class of Securities)

Joshua Cherry-Seto

Blue Wolf Capital Partners

One Liberty Plaza, 52nd Floor

New York, NY 10006

Telephone: (212) 488-1347

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Peter H. Lieberman, Esq.

Greenberg Traurig, LLP

77 West Wacker Drive, Suite 3100

Chicago, IL 60601

(312) 456-8417

September 18, 2019

(Date of Event Which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92531L207

1	Name of Reporting Person BW Coated LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 246,097

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 246,097

11	Aggregate Amount Beneficially Owned by Each Person 246,097

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.71%(1)

14	Type of Reporting Person OO

(1)   All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

SCHEDULE 13D

CUSIP No. 92531L207

1	Name of Reporting Person Blue Wolf Capital Fund IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 246,097(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 246,097(1)

11	Aggregate Amount Beneficially Owned by Each Person 246,097(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.71%(2)

14	Type of Reporting Person PN

(1)   Solely in its capacity as sole member of BW Coated LLC.  The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer, except to the extent of the reporting person’s pecuniary interest therein or to the extent the reporting person actually exercises voting or dispositive power with respect to such shares of Common Stock.

(2)   All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

SCHEDULE 13D

CUSIP No. 92531L207

1	Name of Reporting Person Blue Wolf Capital Advisors IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 246,097(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 246,097(1)

11	Aggregate Amount Beneficially Owned by Each Person 246,097(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.71%(2)

14	Type of Reporting Person PN

(1)   Solely in its capacity as general partner of Blue Wolf Capital Fund IV, L.P.  The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer, except to the extent of the reporting person’s pecuniary interest therein or to the extent the reporting person actually exercises voting or dispositive power with respect to such shares of Common Stock.

(2)   All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

SCHEDULE 13D

CUSIP No. 92531L207

1	Name of Reporting Person Blue Wolf Capital Advisors IV, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 246,097(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 246,097(1)

11	Aggregate Amount Beneficially Owned by Each Person 246,097(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.71%(2)

14	Type of Reporting Person OO

(1)   Solely in its capacity as general partner of Blue Wolf Capital Advisors IV, L.P.  The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer, except to the extent of the reporting person’s pecuniary interest therein or to the extent the reporting person actually exercises voting or dispositive power with respect to such shares of Common Stock.

(2)   All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

SCHEDULE 13D

CUSIP No. 92531L207

1	Name of Reporting Person Adam Blumenthal

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 246,097(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 246,097(1)

11	Aggregate Amount Beneficially Owned by Each Person 246,097(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.71%(2)

14	Type of Reporting Person IN

(1)   Solely in his capacity as the controlling person of BW Coated, LLC, Blue Wolf Capital Fund IV, L.P., Blue Wolf Capital Advisors IV, L.P. and Blue Wolf Capital Advisors IV, LLC.  The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer, except to the extent of the reporting person’s pecuniary interest therein or to the extent the reporting person actually exercises voting or dispositive power with respect to such shares of Common Stock.

(2)   All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

Item 1.                       Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to Class A common stock, par value $0.01 per share (“Common Stock”), of Verso Corporation (the “Issuer”), having its principal executive offices at 8540 Gander Creek Drive, Miamisburg, Ohio 45342.

Item 2.                       Identity and Background

(a)                                 This Schedule 13D is filed jointly by the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)                                     BW Coated LLC, a Delaware limited liability company (“BW Coated”).  BW Coated is the direct beneficial owner of 246,097 shares of Common Stock of the Issuer;

(ii)                                  Blue Wolf Capital Fund IV, L.P., a Delaware limited partnership (“BWCF IV”), is the sole member of BW Coated;

(iii)                               Blue Wolf Capital Advisors IV, L.P., a Delaware limited partnership (“BWCA IV LP”), is the general partner of BWCF IV;

(iv)                              Blue Wolf Capital Advisors IV, LLC, a Delaware limited partnership (“BWCA IV LLC”), is the general partner of BWCA IV LP; and

(v)                                 Adam Blumenthal, a United States citizen and the Managing Member of BWCA IV LLC, who may be deemed to control BW Coated, BWCF IV, BWCA IV LP and BWCA IV LLC.

Set forth on Schedule I hereto is the (i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship of all of the directors and executive officers or persons holding equivalent positions of the Reporting Persons (collectively, the “Scheduled Persons” and, each, individually, a “Scheduled Person”).

(b)                                 The address of the principal business office of each of the Reporting Persons is One Liberty Plaza, 52nd Floor, New York, New York 10006.

Schedule I hereto sets forth the principal business address of each Scheduled Person.

(c)                                  The principal business of each of the Reporting Persons is as follows:

(i)                                     BW Coated and BWCF IV make private equity and related investments in business organizations;

(ii)                                  BWCA IV LP is the general partner of BWCF IV and certain other funds;

(iii)                               BWCA IV LLC is the general partner of BWCA IV LP; and

(iv)                              Mr. Adam Blumenthal is the Managing Member of BWCA IV LLC.

Schedule I hereto sets forth the principal occupation or employment of each Scheduled Person.

(d)                                 None of the Reporting Persons, nor, to the best of their knowledge, any Scheduled Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Persons, nor, to the best of their knowledge, any Scheduled Person, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   See Item 2(a) for the citizenship of the Reporting Persons.  Schedule I hereto sets forth the citizenship of each Scheduled Person.

Item 3.                       Source and Amount of Funds or Other Consideration

The 246,097 shares of Common Stock beneficially owned in the aggregate by the Reporting Persons were acquired in open market transactions.  The Reporting Persons expended an aggregate of approximately $2,833,386.72 to acquire the 246,097 shares of Common Stock reported as beneficially owned by them in this Schedule 13D, which purchases were made in part with working capital from capital contributions and/or funds from lines of credit in the ordinary course of business of certain of the Reporting Persons.  No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.                       Purpose of Transaction

The Reporting Persons acquired shares of Common Stock of the Issuer for investment purposes.

By virtue of the agreements and arrangements among the Reporting Persons and the Atlas Parties (as defined below) described in this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” (within the meaning of Rule 13d-5 under the Act) with the Atlas Parties.

Although the Reporting Persons are considering plans or proposals with respect to their investment in the Issuer that could relate to or would result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except to the extent described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any such matters.

Based on information provided by the Atlas Parties, the Atlas Parties have nominated candidates for election to the Board of Directors of the Issuer (the “Board) at the Issuer’s 2019 Annual Meeting of Stockholders (the “Annual Meeting”).  Pursuant to the agreements and arrangements among the Reporting Persons and the Atlas Parties (as defined below) described in this Schedule 13D, the Reporting Persons have agreed to vote all shares of Common Stock with respect to which they have sole voting power in favor of the persons nominated by the Atlas Parties.

The Reporting Persons have engaged, and may continue to engage, in discussions with representatives of the Issuer, including current members of the Board, regarding Board representation and the composition of the Board, generally.

Prior to August 9, 2019, the Reporting Persons and certain of their affiliates, together with the Atlas Parties and certain of their affiliates, have previously made proposals to and engaged in discussions with the Issuer, certain of which proposals, had they been effected or consummated, would have resulted in one or more of the events described in Item 4 of Schedule 13D (the “Prior Proposals”), including the acquisition and ownership by the Reporting Persons and the Atlas Parties of a majority of the outstanding shares of Common Stock of the Issuer.  None of the Prior Proposals or any discussions between the Issuer and the Reporting Persons and/or any of their affiliates resulted in definitive agreements or transactions between any Reporting Person and the Issuer.  All Prior Proposals by the Reporting Persons and their affiliates have been withdrawn, and none of the Prior Proposals constitutes a current or present plan or proposal of the Reporting Persons with respect to the Issuer.  The Reporting Persons would be receptive in the event the Issuer initiated discussions with respect to certain strategic alternatives available to the Issuer, including investments by the Reporting Persons in the Issuer.  There are no assurances that any such discussions will take place or that any transaction will result from any such discussions.

The Reporting Persons have had discussions with certain members of the Board, management of the Issuer and the Issuer’s financial advisor, and are considering engaging in discussions with members of the Board, management of the Issuer, its financial advisor or other representatives of the Issuer, other stockholders of the Issuer, knowledgeable industry or market observers, or other persons, regarding the Issuer, including but not limited to, its operations, strategy, management, capital structure, their investment in the Issuer and strategic alternatives that may be available to the Issuer.  Such discussions may concern ideas, plans or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, including the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other securities or derivative instruments related thereto or selling some or all of their shares of Common Stock or other securities or derivative instruments, or engaging in hedging or similar transactions with respect to the Common Stock, and, alone or with others, may engage in communications with directors and officers of the Issuer, other stockholders of the Issuer or other third parties, or take steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review.  Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to, a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including Board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D or any action similar to those enumerated above.

Item 5.                       Interest in Securities of the Issuer

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated by reference.  All percentages of Common Stock outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 246,097 shares of Common Stock, representing 0.71% of the outstanding shares.

(i)                                     BW Coated has shared voting and dispositive power over 246,097 shares of Common Stock, representing 0.71% of the outstanding shares;

(ii)                                  BWCF IV has shared voting and dispositive power over 246,097 shares of Common Stock, representing 0.71% of the outstanding shares;

(iii)                               BWCA IV LP, by virtue of its status as the general partner of BWCF IV, has shared voting and dispositive power of 246,097 shares of Common Stock, representing 0.71% of the outstanding shares;

(iv)                              BWCA IV LLC, by virtue of its status as the general partner of BWCA IV LP, has shared voting and dispositive power of 246,097 shares of Common Stock, representing 0.71% of the outstanding shares; and

(v)                                 Mr. Adam Blumenthal, by virtue of his status as the Managing Member of BWCA IV LLC, has shared voting and dispositive power of 246,097 shares of Common Stock, representing 0.71% of the outstanding shares.

Each Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock reported in this Schedule 13D, except to the extent of such Reporting Person’s pecuniary interest therein or to the extent such Reporting Person actually exercises voting or dispositive power with respect to such shares of Common Stock.

By virtue of the agreements and arrangements among the Reporting Persons and the Atlas Parties (as defined below) described in this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” (within the meaning of Rule 13d-5 under the Act) with the Atlas Parties.  The Atlas Parties are filing a separate Statement on Schedule 13D reporting beneficial ownership of shares of Common Stock.  Each of the Reporting Persons is responsible only for the information contained in this Schedule 13D and assumes no responsibility for information contained in any Schedule 13Ds filed by the Atlas Parties.  The security interests reported in this Schedule 13D do not include security interests owned by the Atlas Parties.  If the Reporting Persons and the Atlas Parties are deemed to have formed a “group” (within the meaning of Rule 13d-5 under the Act), as of September 20, 2019, such group may be deemed to beneficially own in the aggregate 2,568,011 shares of Common Stock for purposes of Rule 13d-3 under the Act, which would constitute approximately 7.40% of the total outstanding shares of Common Stock.  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock or other securities held by the Atlas Parties.

(c)                                  Schedule II hereto sets forth all transactions with respect to the Common Stock effected by the Reporting Persons in the past 60 days.  All such transactions were effected in the open market, and per share prices do not include any commissions paid in connection with such transactions.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.                       Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Persons have entered into an agreement (the “Joint Filing Agreement”), with respect to the joint filing of this Schedule 13D and any amendment hereto, pursuant to Rule 13d-1(k)(1) promulgated under the Act.  The description of the Joint Filing Agreement contained in this Schedule 13D is qualified in its entirety by reference to the full text of the Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 hereto and which is incorporated herein by reference.

The Reporting Persons have entered into an informal oral agreement with Lapetus Capital II LLC, Atlas Capital Resources II LP, Atlas Capital GP II LP, Atlas Capital Resources GP II LLC, Lapetus Capital III LLC, Atlas Capital Resources III LP, Atlas Capital GP III LP, Atlas Capital Resources GP III LLC, Andrew M. Bursky and Timothy J. Fazio (collectively, the “Atlas Parties”), pursuant to which the Reporting Persons and the Atlas Parties have agreed to (i) consult with each other with respect to their investment in the Issuer, (ii) coordinate all trading in shares of Common Stock and (iii) vote all shares of Common Stock with respect to which they have sole voting power in favor of the persons nominated by the Atlas Parties for election to the Board at the Annual Meeting and in favor of any procedural actions or matters related to the nomination of such candidates.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.                       Material to be Filed as Exhibits

99.1                        Joint Filing Agreement, dated as of September 20, 2019, by and among the Reporting Persons

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: September 20, 2019	BW Coated LLC

By: Blue Wolf Capital Fund IV, L.P., its sole member
By: Blue Wolf Capital Advisors IV, L.P., its general partner
By: Blue Wolf Capital Advisors IV, LLC, its general partner

	By:	/s/ Adam Blumenthal
	Name:	Adam Blumenthal
	Title:	Managing Member

Blue Wolf Capital Fund IV, L.P.
By: Blue Wolf Capital Advisors, L.P., its general partner
By: Blue Wolf Capital Advisors IV, LLC., its general partner

	By:	/s/ Adam Blumenthal
	Name:	Adam Blumenthal
	Title:	Managing Member

Blue Wolf Capital Advisors IV, L.P.

By: Blue Wolf Capital Advisors IV, LLC, its general partner

	By:	/s/ Adam Blumenthal
	Name:	Adam Blumenthal
	Title:	Managing Member

Blue Wolf Capital Advisors IV, LLC

	By:	/s/ Adam Blumenthal
	Name:	Adam Blumenthal
	Title:	Managing Member

/s/ Adam Blumenthal
Adam Blumenthal